Exhibit 99.3

RESULTS 3Q17 October 26, 2017 RESULTS3Q17

||Forward looking information This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect CEMEX Latam Holdings, S.A.’s (“CLH”) current expectations and projections about future events based on CLH’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CLH’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CLH or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CLH’s exposure to other sectors that impact CLH’s business, such as the energy sector; competition; general political, economic and business conditions in the markets in which CLH operates; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CLH’s ability to satisfy its debt obligations and CEMEX, S.A.B. de C.V.’s (“CEMEX”) ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of CEMEX’s existing indebtedness; the impact of CEMEX’s below investment grade debt rating on CLH’s and CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CLH’s cost-reduction initiatives and implement CLH’s pricing initiatives for CLH’s products; the increasing reliance on information technology infrastructure for CLH’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CLH’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CLH’s business. The information contained in these presentations is subject to change without notice, and CLH is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CLH’s prices for CLH’s products. UNLESS OTHERWISE NOTED, ALL CONSOLIDATED FIGURES ARE PRESENTED IN DOLLARS AND ARE BASED ON THE FINANCIAL STATEMENTS OF EACH COUNTRY PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS. Copyright CEMEX LatamHoldings, S.A. and its subsidiaries.2

||Financial Results Summary Net Sales Operating EBITDA Margin EBITDA (US$M) (US$M) (%) -6% 1,012 954 -8% 340—30% -8.6pp 312 -38% -10.7pp 340 . 6% 33 114 . 4% 239 . 0% 33 25 . 7% 71 22 9M16 9M17 3Q16 3Q17 9M16 9M17 3Q16 3Q17 9M16 9M17 3Q16 3Q17 3

||Consolidated Volumes and Prices 9M17vs. 3Q17 vs. 3Q17 vs. 9M16 3Q16 2Q17 Volume 0% -1% 0% Our consolidated volumes Domestic for our three core products gray Price (USD) -9% -11% -2% cement decreased during 3Q17, Price (LtL1) -10% -11% -2% mainly resulting from weaker demand in Colombia and Panama, and unusual rainy weather in Central America Volume -7% -9% 0% Ready-mix concrete Price (USD) 2% -1% 0% Price (LtL1) 0% -1% 0% Our cement prices declined by 11% and 2% in 3Q17, Volume -6% -9% -4% in local currency terms1, against those Aggregates Price (USD) -3% -5% 5% of 3Q16 and 2Q17, respectively, mainly as a result of intense competitive Price (LtL1) -4% -5% 4% dynamics in Colombia (1) Like-to-like prices adjusted for foreign-exchange fluctuations 4

||EBITDA Variation YTD 17 -30% 340 -12 -85 8 -4 -10 2 239 EBITDA Vol Price O. Costs Dist SG&A Fx EBITDA YTD16 YTD17 33.6% 25.0%—8.6pp EBITDA EBITDA Margin Margin YTD16 YTD17 5

REGIONAL HIGHLIGHTS Results 3Q 176

Results Highlights Colombia 7

||Colombia –Results Highlights National cement dispatches 9M17 9M16 % var 3Q17 3Q16 % var remain subdued. We estimate that national cement Net Sales 432 512 -16% 142 173 -18% demand decreased by 1.3% and 2.5%, Financial Op. EBITDA in 3Q17 and 9M17, respectively, on a Summary 83 176 -53% 22 60 -63% US$ Million as % net year-over-year basis sales 19.1% 34.4% (15.3pp) 15.8% 34.9% (19.1pp) Possibly reached an 9M17 vs. 9M16 3Q17 vs. 3Q16 3Q17 vs. 2Q17 inflection point in our prices. Our cement prices in local-currency Cement -5% -4% 5% terms as of September were 2% higher Volume Ready mix -15% -16% 3% than they were in June Aggregates -18% -21% 2% The deterioration in EBITDA margin during 3Q17 vs. 3Q16 9M17 vs. 9M16 3Q17 vs. 3Q16 3Q17 vs. 2Q17 relates mainly to: Cement -21% -22% -2%—Lower cement prices Price—Lower demand for our products (Local Currency) Ready mix -2% -4% -1%—Higher distribution and fuel costs Aggregates 4% 5% 0%—Higher maintenance costs—Certain one-off effects related to housing solutions, and electricity 8

||Colombia –Residential Sector Challenging economic conditions have affected middle and high income housing developments this year Social interest housing has been the main driver of demand for this sector in 2017 Cement demand from residential sector is expected to decrease in the mid single digits Central Government recently made changes in middle during 2017 income housing subsidy program in an effort to boost construction, after several months of lackluster demand 9

||Colombia –Infrastructure Sector Infrastructure works should drive cement demand in 2017, mainly as a consequence of:—Initial works of 4G program—Increased disbursements from the royalties fund—Vías de la Equidad program—Construction of public schools Infrastructure developments in Bogota remain subdued. However, financing was recently secured to develop projects in the city in 2018 and onwards Cement demand from Construction works from some 4G projects, which infrastructure projects should have secured financing, have started to demand grow ~2% in 2017 cement, although at low levels. 10

||Colombia –First carbon-neutral fleet in the country CEMEX Colombia received carbon-neutral certification for its entire fleet Emissions of vehicles are offset by planting and maintaining approximately 480,000 trees in Orinoquía, a post-conflict, and nature rich zone of Colombia This forestry project will capture around 120,000 tons of CO2, and This achievement further demonstrates our effort, protect the region’s native commitment, and responsibility to the environment, forests and is proof that at CLH we are building a better future 11

Results Highlights Panama

||Panama –Results Highlights 9M17 9M16 % var 3Q17 3Q16 % var While our cement volumes Net Sales 212 200 6% 71 70 1% declined, our ready-mix and Financial aggregates volumes increased Summary Op. EBITDA 87 90 -3% 30 32 -8% US$ Million during 3Q17,compared to those of 3Q16 as % net sales 41.3% 45.3% (4.0pp) 42.0% 46.4% (4.4pp) 9M17 vs. 9M16 3Q17 vs. 3Q16 3Q17 vs. 2Q17 During 1H17 we had a favorable Cement 5% -3% -4% comparison base in Panama Volume Ready mix 16% 4% -4% reflecting a low level of construction activity in 1H16 Aggregates 18% 15% 4% 9M17 vs. 9M16 3Q17 vs. 3Q16 3Q17 vs. 2Q17 EBITDA and EBITDA margin Cement -1% -1% 0% declined during the quarter, Price Ready mix 0% 0% 2% compared to those of 3Q16, mostly as a (Local Currency) result of lower cement volumes, a Aggregates -3% -9% -3% product-mix effect, and higher fuel costs 13

|| Panama –Sector Highlights Infrastructure works should continue to drive demand for our products in the country. Unfortunately execution of new projects is taking longer than anticipated Strong pipeline of infrastructure projects should be supported by Government revenues. Potential investments of ~US$10 B from projects such as:—3rd line of the subway—4th bridge over the Canal—The Corozal port Delays in new public projects could create a temporary decline—Natural Gas plant (Isla Margarita) in demand for our products, given the lackluster consumption from the residential and industrial and commercial sectors 14

Results Highlights Costa Rica

||Costa Rica –Results Highlights 9M17 9M16 % var 3Q17 3Q16 % var Second consecutive quarter with Net Sales 114 120 -5% 37 38 -2% growth in daily cement sales Financial on a year-over-year basis Summary Op. EBITDA 40 49 -18% 13 14 -6% US$ Million as % net sales 35.2% 40.7% (5.5pp) 35.1% 36.8% (1.7pp) Despite the unusual rainy 9M17 vs. 9M16 3Q17 vs. 3Q16 3Q17 vs. 2Q17 weather during 3Q17, our ready- mix and aggregates volumes Cement -1% 0% -1% grew by double digit rates Volume Ready mix 2% 22% 28% versus those of 3Q16 Aggregates 28% 33% -15% 9M17 vs. 9M16 3Q17 vs. 3Q16 3Q17 vs. 2Q17 EBITDA and EBITDA margin declined during the quarter, Cement -4% -3% -1% compared to those of 3Q16, as a result Price (Local Currency) Ready mix -11% -7% -4% of lower prices, a product-mix effect, higher fuel costs, and a provision for bad Aggregates -49% -50% 25% debt 16

|| Costa Rica– Sector Highlights Demand for our products in upcoming quarters should be driven by the execution of :—Oxígeno project—Northern Beltway—Route 32—Hotels and warehouses—Works in public universities We recently secured most of the supply for Oxigeno, the biggest private project in the country Potential demand could derive from efforts to repair local infrastructure damaged during The improving construction prospects in the country make us the hurricane season optimistic of the potential of our Value Before Volume strategy in the near term 17

Results Highlights Rest of CLH

||Rest of CLH –Results Highlights 9M17 9M16 % var 3Q17 3Q16 % var Our cement volumes grew in Net Sales 215 197 9% 67 64 5% 3Q17 for 9th consecutive quarter, Financial on a year-over-year basis, despite Summary Op. EBITDA 66 65 1% 19 20 -8% adverse weather conditions US$ Million as % net sales 30.4% 32.8% (2.4pp) 27.9% 31.8% (3.9pp) In 3Q17 and 9M17 demand for 9M17 vs. 9M16 3Q17 vs. 3Q16 3Q17 vs. 2Q17 our three core products grew Cement 10% 7% -7% vs. that of the same periods in 2016 Volume Ready mix 27% 20% -31% Aggregates 62% 2% -62% EBITDA Margin declined 3.9pp in 3Q17 vs.3Q16, mostly explained by: 9M17 vs. 9M16 3Q17 vs. 3Q16 3Q17 vs. 2Q17—Lower cement volumes in Guatemala—Lower ready-mix prices in Nicaragua Cement -1% -1% 0%—Product-mix effect reflecting higher Price (Local Currency) Ready mix -9% -4% 9% ready-mix and aggregates volumes—Product-mix effect related to higher Aggregates -8% 7% 24% volumes in El Salvador and Brazil 19

||Rest of CLH –Nicaragua highlights Our cement volumes increased on a year over year basis despite severe weather in 3Q17 We estimate that construction of roads and hospitals, should drive demand for our products in the following quarters. Construction works for new residential projects have slowed down in recent months Our cautious view of the country remain given the increase vulnerabilities of the country’s external accounts    20

||Rest of CLH –Guatemala highlights National cement consumption was affected this quarter by rainy weather, and a decrease in demand from two mining projects Our cement dispatches decreased by 11% and 10% during 3Q17,against those of 3Q16 and 2Q17, respectively Residential, and industrial and commercial works continue to drive cement demand, whereas consumption from public works remains dull 21

FREE CASH FLOW
3Q 17 Results

||Free Cash Flow US$ Million 9M17 9M16 % var 3Q17 3Q16 % var During 3Q17 and 9M17, while Operating Op. EBITDA EBITDA 239 340 -30% 71 114 -38% EBITDA declined US$43 M and —Net Financial Expense 47 49 15 20 US$101 M, FCF1 only decreased —Maintenance Capex 36 32 13 10 US$6 M and US$27 M, respectively, mostly as a result of:—Change in Working Cap -7 -17 5 5—Lower strategic Capex—Lower Financial Expenses resulting—Taxes Paid 83 85 18 21 from the debt refinancing—Other Cash Items (net) 4 10 2 4—Lower cash taxes—Sales of idle and non-core fixed assets Free Cash Flow Free Cash Flow 77 181 -58% 19 54 -65% After Maintenance Capex—Strategic Capex 30 108 2 32 Net debt was reduced during 3Q17 to US$881 M Free Cash Flow 46 73 -37% 17 22 -26% (1) Free Cash Flow 23

GUIDANCE
3Q 17 Results

||2017 Guidance Volume YoY% Consolidated volumes in 2017 Cement Ready—Mix Aggregates expected to decline: Colombia Cement: 1% (5%) (13%) (18%) Ready-mix: 6% Aggregates: 7% Cement Ready—Mix Aggregates Maintenance and Strategic Panama 4% 11% 18% Capexin 2017 are expected to be about US$51 M and US$29 M, respectively, saving US$116 M in total Capex on a year-over-year basis Cement Ready—Mix Aggregates Costa Rica 1% 5% 24% Consolidated Cash taxes are expected to be at US$107 M 25

||Consolidated debt maturity profile US $922 Million 600 Total debt as of September 30, 2017 2.7x Net Debt/EBITDA (LTM)1 US$ Million as of September 30, 2017 322. 1 0 (1) Last twelve months to September 2017    2017 2018 2023 26

RESULTS 3Q17 October 26, 2017